

February 13, 2018

Scott Landers
President & CEO
Monotype Imaging Holdings Inc.
600 Unicorn Park Drive
Woburn, MA 01801

cc: Board of Directors

Dear Scott,

Starboard Value LP (together with its affiliates, "Starboard") and BLR Partners LP (together with its affiliates, "BLR") collectively own approximately 8.2% of the outstanding common stock of Monotype Imaging Holdings, Inc. ("Monotype" or the "Company"), making us one of the Company's largest shareholders. We appreciate the constructive dialogue we have had with you over the past several months regarding Monotype. We agree that Monotype's core business, licensing the world's highest quality and most comprehensive font library, is a unique franchise with world-class intellectual property ("IP"), multiple avenues for long-term growth, and a very valuable, high-margin stream of sustainable cash flows. Monotype possesses a wealth of opportunities to recover margins and grow faster on both the OEM and Creative Professional side. Against this backdrop, we believe the pursuit of growth through expensive acquisitions of non-core, money-losing businesses has been misguided and has resulted in the destruction of substantial shareholder value.

While it seems we have made some progress in our discussions with you regarding operational improvements at Monotype – as evidenced by the Company's statements on your third quarter 2017 earnings call that you intend to begin reducing costs in non-core areas – we believe that there is much more to be done, both in terms of improving margins and accelerating growth within your core font business.

Our conversations with the Board of Directors ("the "Board"), however, regarding corporate governance and opportunities to improve the Board by adding highly-qualified, independent directors with directly relevant experience, have been extremely frustrating. We were both surprised and dismayed to see the Board take the extremely aggressive step of releasing an inflammatory and largely inaccurate statement regarding our nomination of four director nominees that disclosed elements of our private dialogue to date. Despite repeated statements by you and members of the Board that you wish to avoid a proxy contest, the Board has gone weeks at a time without responding to our numerous proposals. Indeed, it has taken multiple calls and emails to your Chairman and advisors simply to get a return phone call. In our more than fifteen years of actively engaging with public company boards and management teams – during which time Starboard and BLR have added or replaced approximately 200 directors on 70 public company

boards – we have seldom encountered a Board that has seemed so far removed from the situation, less interested in engaging in detailed, timely discussions, or more lacking in decisive leadership. Our discussions to date have strongly reaffirmed our confidence that substantial board change is necessary.

We were also surprised to see the Company disclose some details of a purported "strategic alternatives" process. Both the details disclosed and the disclosure itself appear unusual, and we reserve our rights to explore this issue further in order to ensure that shareholders are not being misled.

Monotype's Acquisition Strategy – A Misguided Destruction of Shareholder Value

If our interactions are any indication of the seriousness with which this Board approaches its duties and oversight of the Company, it is not surprising that the Company drastically underperformed in terms of both stock price and operating performance following Monotype's decision approximately three years ago to change its strategy from focusing on the Company's highly valuable font business to acquiring non-core growth businesses.



Source: CapIQ and Company filings.

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[1]Returns as of 1-week prior to Starboard's Schedule 13D filing on October 6, 2017.



Source: Company filings and CapIQ.

Olapic Acquisition – A Failure of Oversight by the Incumbent Board

Of all the strategic missteps, perhaps most concerning is the Company's decision to acquire Olapic in July 2016. Olapic, which focuses on social media and competes with companies like Facebook, Adobe, and a host of start-ups, is outside the sphere of Monotype's expertise. At any price, the strategic rationale of entering into a highly competitive, unrelated market is incredibly concerning. More alarming is the staggering price paid – $149 million for a company with less than $17 million of revenue (a 9x revenue multiple[2]) and no operating profit – which reflects both a lack of financial discipline and a questionable commitment to shareholder value, especially given that Monotype was trading at just 4.2x revenue at the time.[3] As you put it during the investor call to explain this transaction, this was "kind of a bet with shareholder money."[4]

Even with the most optimistic projections, it would have been difficult for Olapic to generate the cash flows necessary to realize an acceptable return on investment. Therefore, it should not have been surprising that Monotype shareholders reacted so negatively to the deal, with the stock falling as much as 30% on the day the deal was announced.

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[2]The $149 million price includes the $130 million announced transaction price and $19 million in stock given to Olapic's founders. The $17 million revenue figure represents 2016A revenue, including $3.2 million in deferred revenue that was impaired by Monotype upon closing of the transaction. Pro forma for the impairment, the revenue multiple paid would be 11x.
[3]Company filings and capIQ.
[4]Monotype 11/30/2016 Investor Day Call.



Source: Bloomberg.

At the time of the transaction, analysts highlighted both the dilutive nature of this high-priced deal and the additional risks to which it would expose Monotype.

> *"The notion of **a dilutive acquisition casts doubt on the assumption of margin expansion**"*
>
> *- Dougherty (July 27th, 2016)*

> *"The acquisition is not an inexpensive one ... we are wary of the possibility that these moves bring TYPE into more **direct competition with digital marketing companies**, including Adobe, over time"*
>
> *- JP Morgan (July 21st, 2016)*

Unsurprisingly, Olapic has performed far worse than shareholders were led to expect. As shown below, in just over a year since the acquisition of Olapic, Monotype has already reduced guidance for Olapic several times.



Source: Company filings and transcripts.

More than a year after the acquisition, the Company is only now beginning to grapple with the many ramifications of its purchase of Olapic. In its third quarter 2017 earnings call, following the filing of our Schedule 13D on October 6, 2017 disclosing our ownership in the stock, the Company announced it would restructure its Olapic business and change its go to market strategy in light of the year's severe losses.

A key concern is that many of Olapic's issues were entirely foreseeable. For example, on the Company's second quarter 2017 earnings conference call held on July 28, 2017, in one of several revenue guidance revisions, you said that Olapic's revenue ramp would be delayed due to a contract structure which required that revenue be recognized only when the technology is deployed on a customer's e-commerce site, rather than upon signing a contract, as Monotype had expected.[5]

"On the Olapic side, we are adjusting our expectations downward to account for the delay in revenue recognition from project deployments that was not previously considered in our guidance…So as a purchaser of SaaS technologies, when you deal with the sales forces as in a work days, once you sign, they are getting their revenue right away, even though as you are putting your development resources against integrating that product. If you look at the Olapic business, and with them being in startup mode, their contracts currently do not have the clause in there where their revenue starts clicking right away, so you're basically deferred up until when the client actually deploys usually on their e-commerce site and that can take 120 days."

- Scott Landers (July 28th, 2017)

We cannot understand how this issue could have been a surprise to the Company. Even basic accounting due diligence would have detailed Olapic's contract structure, its revenue recognition policy, and any changes to revenue recognition that would be required post acquisition. Shareholders expect the Audit Committee to be fully aware of these considerations and to review them in detail with management and the Company's accounting advisors well in advance of deciding to make a binding offer to acquire a business, let alone 11 months after the deal closed.

Moreover, as we have discussed, a major challenge with the Olapic acquisition was your inability to foresee the difficulty in cross selling Olapic's services to traditional Monotype customers. You had expected that many of the same large, branded companies that license fonts from Monotype would be interested in retaining Olapic to source user-generated content for their advertising campaigns. However, you subsequently found that licensing fonts and acquiring content for advertising campaigns are handled by different people within the same company, and the decision to use Monotype's fonts is generally independent of any decision to retain Olapic. Not only do Olapic and Monotype serve different customers within the same organization, you have also found, after spending substantial sales and marketing dollars, that entire sectors of some companies that employ Monotype's core IP have no interest in, or use for, Olapic's user generated content.[6] In the Company's Investor Day call held on November 30, 2016, you stated, "We just made the biggest

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[5]Monotype Q2 2017 Earnings Call.
[6]"As we blanketed the market going after 20 verticals, over a 6 to 9-month period we found that 7 of those verticals were really the ones that were ready to digest the Olapic offering." – Scott Landers, Monotype Q3 2017 Earnings Call.

acquisition in the company's history… We did a lot of homework before we did it." However, we doubt the quality of that homework.

It is difficult for us to understand how these issues were not foreseen by management or the Board at the time of the Olapic acquisition. As part of the Board's duty to provide effective oversight of the Company, we would have expected members of the Board to ask very basic questions during the due diligence process about the cross-selling opportunity, how the combined sales model would work, who would be the primary point of contact at potential customers, and, most critically, whether management had any discussions with major customers indicating that they would be interested in purchasing both Monotype fonts and Olapic social media content as part of a package deal.

It appears to us that the incumbent directors, the majority of whom have a decade or more of tenure on this Board, either suffer from a profound misconception about the nature of Monotype's core business, or are so focused on pursuing growth-at-all-costs that they were willing to overlook the obvious strategic and financial issues related to the Olapic acquisition. Taking into account the original purchase price and subsequent operating losses, the accumulated investment in Olapic is approaching $200 million with no sign of recovery in the foreseeable future.[7]

In total, we estimate that your non-core acquisition spree cost shareholders more than $12 per share in value.[8]


$25
Non-Core Annual EBITDA Loss
14x
(Pre-Acquisition EBITDA Multiple)
$350
$180
$530
Value of Lost Profitability
Cost of Acquisitions
Total Loss of Value
($12.64)
Loss Per Share
vs.
$30.61
Day of Swyft announcement
vs.
$23.35
Current

Source: Company filings, CapIQ, Bloomberg.

Our analysis assumes annual EBITDA losses of $25 million associated with the acquisitions of Olapic and Swyft. Before the initiation of its acquisition spree in the first quarter of 2015, Monotype traded at around 14x NTM EBITDA, implying a $350 million destruction of market

[7] $200 million estimate includes $149 million of Olapic's purchase price, $23 million in additional personnel costs attributed to Olapic per the Company's 2016 10K filing, and $20 million of 2017E Adjusted EBITDA loss per the Company's 2017Q3 earnings call.

[8] Non-core annual EBITDA losses of $25 million includes $20 million attributed to Olapic and $5 million attributed to Swyft. Olapic's $20 million EBITDA loss is per the Company's 2017Q3 earnings call. While Monotype has not disclosed Swyft's losses, the Company stated an estimated $3 million in 2016 revenue during its 2016Q4 earnings call and attributed $9 million of additional costs to Swyft in its 2015 10K, excluding any share based compensation.

value.[9] Including the actual consideration paid for Olapic and Swyft, the Company has destroyed over $500 million of shareholder value since 2015.

The Need for Board Reconstitution

Going forward, we believe there is a substantial opportunity to return lost value to shareholders. First, the Company must focus on its core business. As research analysts noted at the time of the Olapic acquisition, Monotype's margin profile has consistently declined over the years as you have shifted the Company's focus and spending priorities to non-core areas. Despite generally favorable competitive dynamics, the Company's strong IP portfolio, and a positive economic backdrop, Monotype has somehow managed to reduce EBITDA margins from recent peak levels of 42.9% in 2012 to just 21.8% in 2017E, per consensus estimates.



Source: Company filings, CapIQ, Bloomberg.

In addition to the opportunity to recover EBITDA margins, we believe the Company is not fully leveraging its IP and expertise in the font space. There are ample avenues for the Company to employ its font portfolio and technology in an increasingly digital and visual world. Some of these, as the Company has recognized, involve the ascendency of IoT devices and related screens and HTML5 advertising, while others require improved focus and execution in the Company's fonts.com and myfonts.com eCommerce businesses.

In order to ensure that the Company immediately executes on its recovery opportunities and maintains a clear focus on shareholder value creation, we believe that the Board must be strengthened with new independent directors who will bring the required expertise to evaluate the operational and strategic opportunities available to Monotype, as well as the objectivity and fresh perspective to ensure that management is held accountable for executing on those opportunities. To that end, we have nominated four highly-qualified candidates for election to the Board at the Annual Meeting. Our selection of these four carefully vetted nominees is the culmination of an extensive process that included the retention of an executive search firm and the evaluation of more than 60 potential qualified candidates. Our nominees have substantial experience as senior executives and directors of public companies, and, importantly, have skill sets directly relevant to the Company's current opportunities and challenges, including brand-focused and digital

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[9] CapIq.

marketing, technology, intellectual property licensing, restructuring, strategic transformations, and mergers and acquisitions. Please see below for brief biographies of our highly-qualified nominees. We understand that there are currently three Class III directors up for re-election at the Annual Meeting and to the extent that remains the case, we intend to withdraw one of our director nominees.

We appreciate the time you have spent with us to-date. We continue to believe there are tremendous opportunities to drive shareholder value at Monotype. However, it has become clear to us that there is a debilitating lack of oversight and leadership at the Board level. We remain open to continuing our dialogue with you and members of the Board, provided that the Board is willing to engage constructively and dedicate the time required to produce the right long-term solution for all shareholders.

Best regards,



Jeffrey C. Smith   Clifford Press

PLEASE SEE NEXT PAGE FOR BRIEF BIOGRAPHIES OF OUR NOMINEES

Biographies of Starboard's Highly-Qualified Nominees (in alphabetical order):

Kristen M. O'Hara
- Kristen M. O'Hara has served as Chief Marketing Officer, Global Media for Time Warner Inc. ("Time Warner") (NYSE:TWX), a leading media and entertainment company, since May 2011. Prior to that, Ms. O'Hara held several executive roles with Time Warner's Global Media Group, including serving as its Senior Vice President and Managing Director from 2006 to 2011 and as its Senior Vice President of Marketing and Client Partnerships from 2004 to 2006.
- From 2002 to 2004, Ms. O'Hara served as the Vice President of Corporate Marketing and Sales Strategy for the Time Inc. division of Time Warner.
- Before joining Time Warner, Ms. O'Hara served in various positions at Young & Rubicam Inc., a global marketing communications firm, from 1993 to 2002.
- Ms. O'Hara has served as a director of Iconix Brand Group, Inc. (NASDAQ:ICON), a brand management company, since September 2016.
- Ms. O'Hara has also served as a trustee of the Signature Theatre Company since June 2012 and was formerly a member of the board of directors of the Data & Marketing Association (DMA), a trade organization that advances and protects responsible data-driven marketing, from November 2012 to January 2016.
- Ms. O'Hara's marketing and advertising experience and branding expertise, together with her experience serving as a public company senior executive and director, makes her well qualified to serve on the Board.

Clifford Press
- Clifford Press has been a Managing Member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005.
- From 1986 to March 2003, Mr. Press served as a General Partner of Hyde Park Holdings, Inc., a private equity investment firm that he co- founded.
- Mr. Press currently serves on the Board of Directors of each of Stewart Information Services Corporation (NYSE:STC), a real estate information, title insurance and transaction management company, Quantum Corporation (NYSE:QTM), a provider of scale-out tiered storage, archive and data protection solutions, and Drive Shack, Inc. (NYSE:DS), an owner and operator of golf- related leisure and entertainment businesses.
- From March 2008 to November 2009, Mr. Press served as a director of Coherent Inc. (NASDAQ:COHR), a manufacturer of laser based photonic products.
- From December 2011 until the company was acquired in February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE:SBX), a specialty provider of multi- jurisdictional workers' compensation insurance.
- Mr. Press's financial expertise and more than 25 years of experience investing in a broad range of public and private companies, together with his governance oriented public company board experience, makes him well qualified to serve on the Board.

George A. Riedel

- George A. Riedel's career included various senior management positions at Nortel Networks Corporation, a then publicly-traded, multinational, telecommunications equipment manufacturer ("Nortel"). In March 2006, Mr. Riedel joined Nortel as part of the turnaround team as the Chief Strategy Officer. His role changed after Nortel initiated creditor protection, where he led the sale/restructuring of various carrier and enterprise business units through a series of transactions to leading industry players such as Ericsson, Avaya, and Ciena. In 2010, as President of Business Units and CSO, he took leadership of the effort to monetize 6,500 patents and applications patents as well as manage the P&L for several business units that were held for sale. The 2011 patent sale led to an unprecedented transaction of $4.5 billion to a consortium of Apple, Ericsson, RIM, Microsoft and EMC.
- Mr. Riedel recently served as the Chairman and Chief Executive Officer of Cloudmark, Inc., a leader in network security, protecting traffic, data and infrastructure from network threats, until January 2017. Mr. Riedel joined the Cloudmark Board in June 2013, and became Chairman in January 2014 and CEO in December 2014.
- Mr. Riedel previously was the Vice President of Strategy and Corporate Development of Juniper Networks, Inc. (NYSE:JNPR), a designer, developer, and manufacturer of networking products, from 2003 until 2006.
- Mr. Riedel has served on the Board of Directors of Xperi Corporation (NASDAQ:XPER) (f/k/a Tessera Holdings Inc. and Tessera Technologies, Inc. (formerly NASDAQ: TSRA)), a creator, developer and licensor of innovative audio, computational imaging, computer vision, and semiconductor packaging and interconnect technologies, since May 2013.
- Mr. Riedel also currently teaches part-time at Harvard Business School.
- Mr. Riedel was also previously a Senior Partner at McKinsey & Company, a global management consulting firm, where he spent 15 years serving clients in the telecom and technology sectors.
- Mr. Riedel's extensive knowledge of the technology industry and intellectual property licensing, as well as his significant leadership experience as a senior executive and a public company director, makes him well qualified to serve on the Board.

Edward Terino

- Edward Terino has served as the President of GET Advisory Services LLC, a strategic and financial management consulting firm focused on the technology and maritime industries, since March 2009.
- Since April 2016, he has served as the Chief Executive Officer of SeaChange International, Inc. (NASDAQ:SEAC), a multinational digital video software company ("SeaChange"), and as a director since 2010. Prior to that, Mr. Terino served as Chief Operating Officer and Executive Vice President of SeaChange from June 2015 to April 2016.

- Mr. Terino also previously served as Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd. (formerly NYSE:ATB), an international seaborne transporter of crude oil and petroleum products, from July 2005 until December 2008, when the company merged with General Maritime Corporation.
- From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer, and Treasurer of Art Technology Group, Inc. (formerly NASDAQ:ARTG), an e- commerce software company that was later acquired.
- Mr. Terino served as a director of Baltic Trading Ltd. (formerly NYSE:BALT), an international dry bulk shipping company, from March 2010 until the company was acquired in July 2015, where he served as Chairman of the Audit Committee and a member of the Compensation Committee.
- From October 2012 through November 2013, Mr. Terino served as a director of Extreme Networks, Inc. (NASDAQ:EXTR), a network switching and services company.
- Mr. Terino was a director of each of S1 Corporation (formerly NASDAQ:SONE), an internet banking and payments software company, from April 2007 until February 2012, when the company was acquired by ACI Worldwide Inc., and Phoenix Technologies Ltd. (formerly NASDAQ:PTEC), a BIOS software company, from November 2009 until the company was acquired by Marlin Equity Partners in November 2010.
- From October 1999 to March 2006, Mr. Terino served as a director of EBT International, Inc. (formerly NASDAQ:EBTI), a web content management software company.
- Mr. Terino's depth of experience serving as CEO, CFO, COO, and a director of public and private companies in the technology and eCommerce industries, together with his substantial expertise in finance, restructuring, and corporate governance, makes him well qualified to serve on the Board.